November 22, 2024

TechPrecision Corporation

1 Bella Drive

Westminster, MA 01473

VIA EDGAR TRANSMISSION

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

    Eddie Kim

RE:	TechPrecision Corporation (the “Company”) PREC14A filed October 23, 2024 File No. 1-41698

Dear Ms. Chalk and Mr. Kim,

This correspondence responds to comments the Company received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 31, 2024, with respect to the Company’s preliminary proxy statement on Schedule 14A filed October 23, 2024 (the “Proxy Statement”). To assist in your review, we have retyped the text of the Staff’s comments in bold italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Proxy Statement. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

The Company’s responses to your comments are as follows:

General

1.	Please mark the proxy statement and form of proxy as "preliminary." See Rule 14a-6(e)(1).

The Company acknowledges the Staff’s comment and will ensure that subsequent filings are marked correctly, including when filing the revised Proxy Statement.

Vote Required for Action, page 4

2.	Your disclosure indicates that brokers will have discretionary authority to vote on the ratification of Marcum LLP. In your response letter, please explain the basis for your belief that brokers solicited by the Wynnefield Group will have discretion on any matters to be voted upon at the annual meeting, or revise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 4 of the Proxy Statement accordingly to clarify that because of the contested nature of the solicitation, without a stockholder’s voting instructions, a stockholder’s broker, bank or other nominee does not have discretion to vote a stockholder’s shares with respect to the ratification of CBIZ as the Company’s auditor, if such stockholder’s broker, bank or other nominee provides it with both the Wynnefield Group’s proxy materials and the Company’s proxy materials.

Proxy Contest, page 5

3.	We note the following disclosure: "IF YOU WISH TO VOTE AS RECOMMENDED BY THE BOARD, THEN YOU SHOULD ONLY SUBMIT WHITE UNIVERSAL PROXY CARDS." This statement is confusing, since shareholders may vote for some or all of the Company's nominees and other proposals using the Wynnefield Group's proxy card. Please revise to clarify.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Proxy Statement to clarify that, while a stockholder may use the Wynnefield Group’s universal proxy card for some or all of the Company’s nominees and other proposals, if a stockholder wants to vote as recommended by the Board, using the Company’s universal proxy card will facilitate that intent in cases where the stockholder has submitted a proxy card or voting instructions, but not indicated a choice with respect to any of the director nominees and/or one or more of the Company’s other proposals, since to the extent the proxy has discretionary authority to vote where a choice is not indicated the Company’s proxy would vote according to the Board’s recommendation, but there is no guarantee the Wynnefield Group’s proxy would do the same. For the avoidance of doubt, the Company understands that as long as a stockholder indicates at least one vote FOR or WITHHOLD with respect to the director nominees, the proxy would not have discretion to vote with respect to any other director nominee on the universal proxy card.

4.	Refer to the following statement on page 5 and our last comment above: "If you vote 'WITHHOLD' with respect to either of the Wynnefield Nominees using the proxy card sent to you by the Wynnefield Group, then your vote will not be counted as a vote for any of the director nominees recommended by the Board, but will result in the revocation of any previous vote you may have cast on the WHITE universal proxy card." This disclosure is confusing, since shareholders may vote "FOR" the Company nominees on the Wynnefield Group's proxy card, while also marking "WITHHOLD" as to the Wynnefield Nominees on that card. Please revise to clarify.

The Company acknowledges the Staff’s comment and has revised page 5 of the Proxy Statement to clarify in the disclosure.

Corporate Governance, page 7

5.	Please revise your disclosure on pages 7 and 8. Your disclosure states on page 7 the following: "For biographical information regarding Mr. Shen, please see 'Board's Directors/Nominees' above" (emphasis added). It appears, however, that the descriptions of John A. Moore and Walter M. Schenker, both of whom do not appear to be executive officers, and Alexander Shen are on page 8 under "Executive Officers."

The Company acknowledges the Staff’s comment and has revised pages 7 and 8 the Proxy Statement to correct the typographical error that caused the “Executive Officers” section to appear in the middle of the “Board’s Directors/Nominees” section.

Security Ownership of Certain Beneficial Owners and Management, page 14

6.	We note the following disclosure: "There are no individuals or entities known by TechPrecision (through their Section 13 filings), excluding directors and Named Executive Officers, to own more than 5% of the outstanding Common Stock as of, 2024." However, Schedule 13D filed on July 2, 2024, by Wynnefield Partners Small Cap Value, L.P. I, among others, reflects that the filers as a group owns more than 5% of the Common Stock. The Wynnefield Group's preliminary proxy statement, filed on October 28, 2024, also states that "[a]s of July 2, 2024, the Soliciting Group beneficially owned approximately 7% of the Common Stock outstanding in the aggregate." Please revise, or advise.

The Company acknowledges the Staff’s comment and has revised page 14 of the Proxy Statement to include the holdings of the Wynnefield Group as reported in the Schedule 13D filed on July 2, 2024 by Wynnefield Partners Small Cap Value, L.P. I.

If you have any questions or require further information, please contact Richard Roomberg at 978-883-5108 or RoombergR@Ranor.com.

Very truly yours,

/c/ Alexander Shen
Alexander Shen, Chief Executive Officer TechPrecision Corporation

3